

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2023

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
120 Kentucky Ave., Suite 110
Lexington, Kentucky 40502

   Re: My Racehorse CA LLC
    Offering Statement on Form 1-A
    Post-Qualification Amendment No. 11
    Filed July 6, 2023
    File No. 024-11808

Dear Michael Behrens:

   We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 11 to Offering Statement on Form 1-A Filed July 6, 2023

Series may only own a minority interest in Underlying Assets ..., page 22

1. We note your response to comment 7 and we reissue it in part. Please address the minority/majority interest raised in the "Series may only own a majority interest in the Underlying Assets" risk factor. Additionally, please revise your disclosure throughout the offering circular for consistency and accuracy in this regard. Also disclose who among the co-owners of a Series is responsible for executing decisions, once such decisions are made. Finally, disclose who among the co-owners of a Series makes non-major decisions, including the daily maintenance and care of the horse.

Potential Conflicts of Interest, page 25

2. We note your response and amended disclosure in response to comment 8 and we reissue

it in part. Please revise your disclosure that states that "[t]his conflict of interest will exist in connection with Company management" to clarify what conflict of interest is being described and between whom it exists.

Plan of Operations, page 123

3.   We note your response to comment 11 and reissue it. Here, or elsewhere as appropriate, please disclose the total amount of distributable cash and include how many horses and races are responsible for such distributions to investors.

Description of the Business, page 130

4.   We note your response and amended disclosure in response to comment 13. Please revise your statement that "[t]he Company, in collaboration with the manager, Experiential, has quickly emerged as one of the most successful stables in horse racing over the past several years" to reflect that this is management's belief.

Executive Officers, Directors and Significant Employees of the Manager, page 142

5.   We note your response to comment 16. Please revise the table on page 142 to reflect the approximate hours per week of the part-time employees/consultants.

Report of Independent Registered Public Accounting Firm, page F-1

6.   Please have your auditor revise their report on page F-1 to also state, if true, that they are required to be independent with respect to you and each listed Series in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A, Article 2 of Regulation S-X and paragraphs .28(c), .A38 and .A39 of AU-C Section 700 of the Statements on Auditing Standards. Our comment also applies to your future annual reports.

General

7.   We note your responses to comments 20 and 21. We continue to evaluate certain aspects of your responses and may have further comments.

8.   We note your response to comment 21. Please clarify whether the securities offered by Series Edge in the corresponding Regulation D offerings are identical to the securities being offered pursuant to Regulation A and disclose and explain any material differences in the rights of the respective securityholders.

9.   With respect to any securities offered by Series Edge, please revise the applicable Use of Proceeds tables to note any material amount of other funds that are to be used in conjunction with the proceeds. Please state the amounts, sources of such other funds, and whether such funds are firm or contingent. Refer to Instruction 5 to Item 6 of Part II of Form 1-A.

10.   We note your disclosure in Part I, Item 6, Unregistered Securities Issued or Sold Within One Year. Please revise the corresponding exhibit, filed as exhibit 16.1, to itemize, on a series-by-series basis, the amount of securities issued and the individual prices and/or consideration received.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Tinen